Exhibit 99.2

Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended May 27, 2006.

Management’s Discussion and Analysis

This document provides an analysis of the consolidated operating results and financial position (Management’s Discussion and Analysis - “MD&A”) of The Jean Coutu Group (PJC) Inc. (“the Company” or the “Jean Coutu Group”) for the 13-week period and 52-week year ended May 27, 2006.

The Jean Coutu Group is the fourth largest drugstore chain in North America and the second largest in the eastern United States and Canada with a network of 2,185 stores.

Management has presented certain non-Generally Accepted Accounting Principles (“GAAP”) measures in this MD&A. Although operating income before amortization (“OIBA”) and earnings (or earnings per share) before unrealized losses (gains) on financing activities are not performance measures defined by Canadian GAAP, management, investors and analysts use these measures to evaluate the operating and financial performance of the Company. Moreover, the Company’s definition of these measures may differ from the ones used by other companies. These measures are reconciled with net earnings, a performance measure defined by Canadian GAAP, in this MD&A.

PRESENTATION OF FINANCIAL STATEMENTS

All financial information appears in US dollars, in accordance with Canadian GAAP, considering our predominant operations in the United States and our US-dollar-denominated debt. The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes as at May 27, 2006 as well as the Company’s recent public filings.

Readers may access additional information and filings relating to the Company using the following links to the www.sedar.com (Canada) and www.sec.gov (United States) websites.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A may constitute «forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. The words «looking forward," «looking ahead," «believe(s)," «should," «may," «expect(s)," «anticipate(s)," «likely," «opportunity," and similar expressions, among others, identify forward-looking statements. Such statements are not guarantees of the future performance of the Company or its segments, and involve known and unknown risks and uncertainties that may cause the outlook, the actual results or performance of the Company or of its reportable segments to be materially different from any future results or performance expressed or implied by such statements depending on, among others, such factors as changes in the regulatory environment as it relates to the sale of prescription drugs, competition, exposure to interest rate fluctuations, foreign currency risks, certain property and casualty risks, the ability to attract and retain pharmacists, risks in connection with third party service providers, seasonality risks, changes in federal, provincial and state laws, rules and regulations relating to the Company’s business and environmental matters, changes in tax regulations and accounting pronouncements, the success of the Company’s business model, supplier and brand reputations, and the accuracy of management’s assumptions. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. For further information, readers are referred to the section on Risks and uncertainties contained in this MD&A as well as in other Company filings. The Company disclaims any intention or obligation to update or revise any forward-looking information contained in its communications, whether as a result of new information, future events or otherwise.

COMPANY PROFILE

We exercise our activities in the North American drugstore retailing industry in two broad geographic areas, Eastern Canada and the eastern United States, through corporate and franchised drugstores under the banners of Brooks, Eckerd, PJC Jean Coutu, PJC Santé Beauté and PJC Clinique.

As at May 27, 2006, our Canadian network of PJC Jean Coutu franchised stores (‘‘PJC’’) and our American network of Brooks Eckerd corporate drugstores broken down, geographically and by type of store, is as follows:

	Canada	United States	2006 total	2005 total
Total stores	327	1,858	2,185	2,243
Freestanding stores or buildings	80	986	1,066	1,087
24-hour stores	-	34	34	34
Drive-thru pharmacies	25	876	901	891

CANADA

Profile of the Canadian Network of Franchised Stores

The Jean Coutu Group is the second largest pharmacy chain in Canada with 327 stores in Québec, Ontario, and New Brunswick. Our franchising activities include operating two distribution centers and providing services to our PJC stores. These services comprise centralised purchasing, distribution, marketing, training, human resources, management, operational consulting and information systems, as well as participation in our private label program. Our PJC franchisees own and manage their stores and are responsible for merchandising and financing their inventory. They must provision their stores from our distribution centers, provided that the products requested are available and priced lower or equal to other suppliers. We supply our PJC franchisees with approximately 75% of their products, including almost all prescription drugs. Although PJC retail sales are not included in our revenues, an increase or decrease in this regard will directly affect our performance as it impacts distribution center sales and royalties.

The PJC Jean Coutu drugstores filled 50.4 million prescriptions during fiscal 2006, for a weekly average of 3,019 scripts per store. The front end of our drugstores is focused on customer wellness, offering a full choice of health and beauty products. What is more, approximately 8% of our front-end retail sales come from over 1,800 private label or exclusive products. These popular products are known to represent excellent value and help enhance margins, customer traffic and loyalty.

Canadian Network – Retail sales per square foot

(in Canadian dollars)

2006

Retail sales per square foot is a key performance indicator. By measuring last twelve-month total store sales divided by average square footage, the Company’s management measures network performance. Sales growth is driven by the successful execution of the Company’s strategies, as discussed herein.

The PJC drugstore network retail sales per square foot has grown each quarter over the past year, to $C1,287 per square foot for the fourth quarter, which is top in the Canadian drugstore market. The average PJC drugstore has annual sales of $C10.0 million.

2006 Strategic Initiatives

Expansion and modernization of the Canadian network

In fiscal 2006, we expanded our Canadian network with the opening and relocation of 12 stores. There were also 5 store acquisitions as well as 5 closings. The new PJC drugstore prototype was introduced during this period and several stores were renovated or expanded.

We also developed new store planograms in order to enhance our sales environment and to showcase products in attractive areas conducive to meeting customer needs. These new tools are crucial components and support our marketing strategies aimed at increasing pharmacy, front-end and seasonal sales in our Canadian network.

New Ontario distribution center

As planned, our new warehouse located in Ontario started its operations during fiscal 2006. These new facilities will help optimize our supply chain while providing the opportunity to increase the number of self-distributed products and to develop our own import program.

Advertising

A television ad campaign comprising two new commercials was introduced in the fall of 2005. This campaign, like the previous one, helped reinforce PJC’s brand awareness.

AIR MILEStm Reward Program

Valued by our customers, the AIR MILEStm Reward Program is a key advantage for the Jean Coutu Group since it is the only pharmacy network in Quebec and New Brunswick to offer it. In January 2006, we launched the INSTANT AIR MILEStm REWARD redemption feature, a Canadian first. AIR MILEStm collectors can now instantly redeem reward miles in-store for PJC Jean Coutu gift cards. Since February 2006, AIR MILEStm members have also been able to collect their reward miles in our drugstores located in Ontario.

Beauty Products

Seventeen new Boutiques Passion Beauté were added to our network during the year, for a total of 27 boutiques at the end of fiscal 2006. We have also begun rolling out new and enhanced Dermo cosmetics displays, where our customers can choose from a larger selection of products and skin analysis tools, and obtain the expert advice of a professional cosmetician. There are now 162 PJC Jean Coutu drugstores that benefit from a Dermo cosmetics center. This initiative is in line with our goal of making our drugstores into destinations focused on customer wellness, while at the same time increasing our sales in promising niche and growth markets.

Photo Solutions

We are known as a leading destination for photo services and we are constantly innovating to provide our customers with rapid and accessible solutions such as in-store digital kiosks and print facilities, as well as web upload services.

Private Label Program

During fiscal 2006, we launched the new image of our Personnelle private label line. The new packaging is designed to highlight the quality and wide range of our private label products. This initiative targets higher sales by appealing to a larger number of customers. We are pursuing the development of this exclusive line and, each year, we introduce new products, always emphasizing health, an area with promising growth opportunities.

New Initiatives in 2007

In fiscal 2007, we expect that sales of pharmacy, health-related, beauty and seasonal products will increase. A major building block in achieving these growth objectives will be the implementation of the new store support model to assist our Canadian stores in implementing tailored and targeted marketing initiatives better suited to local needs. Investments will also target staff training so as to improve operating efficiency while delivering high quality service throughout the network.

The new PJC Jean Coutu drugstore and the rollout of new development tools should assist in increasing sales while continuing the expansion of a high quality network. We plan to continue to develop and improve our network by investing in our drugstores while implementing leading technologies that enable us to increase sales, identify optimal store locations and enhance the value of our property holdings. In fiscal 2007, we plan to open 6 new stores and relocate 8 stores, and also launch several store renovation and expansion projects. We also plan to open several Boutiques Passion Beauté and Dermo cosmetics centers.

Finally, we will continue to promote the PJC Jean Coutu brand and make the most of the INSTANT AIR MILEStm REWARDS program to increase customer loyalty. We will also create promotions to allow us to optimize this program’s potential.

UNITED STATES

Profile of the US network of corporate-owned stores

The US network comprises 1,858 corporate-owned stores operating under the Brooks Pharmacy and Eckerd Pharmacy banners and 6 distribution centers in 18 states in the eastern United States (1,922 corporate drugstores and 6 distribution centers in 2005). The head office of The Jean Coutu Group (PJC) USA, Inc. is located in Warwick, Rhode Island, where all corporate and support functions are centralized for the Brooks Eckerd drugstore network. These functions include finance, purchasing, distribution, marketing, human resources, information systems and support, real estate and other departments. About 50% of Brooks and Eckerd drugstores are the number one or number two retail drugstores in their respective markets.

In fiscal 2006, the US network filled more than 119.5 million prescriptions, with an average per store of 1,240 scripts per week.

The front-end sections offer a wide variety of health and beauty products including an increasingly wider range of private label products.

United States Network – Retail sales per square foot

(in US dollars)

2006

Retail sales per square foot is a key performance indicator. By measuring last twelve-month total store sales divided by average square footage, the Company’s management measures network performance. Sales growth is driven by the successful execution of the Company’s strategies, as discussed herein. The Brooks Eckerd network retail sales per square foot grew to $594 in the fourth quarter. At this point, the average annual sales per store at Brooks Eckerd Pharmacy has room to grow, representing a significant top line growth opportunity.

2006 Strategic Initiatives

Brooks Eckerd Integration

During fiscal 2006, our teams combined their talent and efforts in the pursuit of the integration of Eckerd and Brooks operations. From a technological standpoint, many steps were successfully completed. Among the many initiatives undertaken during the year, mention should be made of the following:

•	The migration of the former Eckerd IT infrastructure from Kentucky and Florida to Rhode Island.

•	The beginning of the rollout of the RX Care system and new point-of-sale systems in the Eckerd drugstores.

Pharmacy:

Technology

The RX Care pharmacy support system is already operating in all Brooks drugstores. Rollout of the system began during fiscal 2006 in several Eckerd drugstores located in the Northeast region. Training programs were set up to prepare pharmacy professionals and staff for the RX Care system rollout.

In order to continuously improve professional care performance, major projects have been undertaken to integrate the RX Care system with the point-of-sale system for Automatic Courtesy Prescription Refills. We have also expanded access to the online e-prescription system.

Health Care Services

Several new health-related initiatives were launched in the Brooks Eckerd network. For example, during the autumn of 2005, a number of specially trained pharmacists conducted a vaccination operation in stores.

Moreover, we initiated specific health education programs for customers and associates.

Medicare Part D Drug Benefit program

Introduced in January 2006, Medicare Part D Drug Benefit coverage represents a long-term growth opportunity for prescription and over-the-counter drug sales which can be strategically leveraged to enhance customer loyalty. We worked closely with pharmacy benefit managers in the eighteen Medicare Part D regions where the Company operates, and developed strategic alliances with various organizations and networks. During fiscal 2006, Brooks Eckerd entered into alliances with Humana, Ovations, CIGNA, Highmark, Instill and the Health Now Plan, among others.

Promotion and Market Development

•

The Pharmacy First program put our commitment to community health and wellness up front. The main goal of this program is to emphasize the variety and quality of health services provided across the network and our expertise in Medicare Part D Drug Benefit coverage. That was the thrust of several initiatives undertaken during fiscal 2006.

•

We implemented an information support call center as part of our Medicare Part D Drug Benefit program rollout. Thousands of calls have already been made by Medicare customers looking to obtain information on the choice of plans available to them.

•

During fiscal 2006, Brooks Eckerd participated in more than 600 community events across the network. The goal of this initiative was to improve outreach at the local level and build ties with local communities. Through our participation in these events, we were able to directly promote our pharmacy services to over 100,000 people.

Front-end Merchandising:

Management and Operations

Several tools and applications were developed and rolled out during fiscal 2006 to improve operating performance in different areas of store activity. These include:

•

Implementation and fine-tuning of the Selmor system, a computer-assisted in-store inventory and order management system that features several functions, including existing order and promotional products refills, as well as seasonal products store allocation.

•	Launch of a new pharmacy accounting system enabling store managers to monitor all transactions related to inventory management, deliveries and supplier payments.

Promotions

The marketing team introduced new promotions to attract customers to our stores, including promotion of high-demand articles in circulars and newspapers, special new-store opening promotions, theme days and sale coupons, with all initiatives aimed at increasing customer traffic.

A radio and television advertising campaign was completed, positioning Brooks and Eckerd drugstores as pharmacy experts dedicated to people’s health and wellness. This campaign also promoted our pharmacists’ expertise on the new Medicare Part D Drug Benefit to increase customer awareness about the choice of plans offered.

US Network Store Projects

In fiscal 2006, we opened and relocated 38 stores and acquired another 2 stores.

Two programs were introduced to review and improve store layouts to meet evolving customer trends and tastes. Project Open View was focused on developing esthetic in-store visuals. Project Flip It relocated seasonal merchandise to the front of stores, resulting in an improvement of sales and margins in this product category during fiscal 2006.

Several Eckerd drugstores with suboptimal lighting received major investments under the Glow in the Dark project undertaken in fiscal 2006. These stores now have suitable exterior lighting to improve evening and overnight customers’ shopping experience.

Moreover, we contained network operating costs while continuing to develop a high quality network. In this regard, we closed 78 non performing stores during the first quarter. We closed a total of 85 stores in fiscal 2006.

Logistics and Distribution

During fiscal 2006, we invested in our distribution network to improve productivity, reduce operating costs, and improve operating results. Moreover, we focused on improving service levels by implementing initiatives to optimize the supply chain and rationalize our distribution centers.

New Initiatives in 2007

In fiscal 2007, through Medicare Part D Drug Benefit initiatives, we will continue our effort to position ourselves as leaders by developing new alliances with major US drug and health benefit managers serving our markets, and we will cultivate solid ties with those who have already shown confidence in us.

We will build on our determination to consolidate and simplify processes and improve the technological infrastructure throughout the organization. Our Eckerd drugstores will continue to receive attention in order to improve their financial performance. We also intend to improve margins through the optimization of our supply chain and distribution strategy, as well as other measures designed to achieve economies of scale.

Initiatives and programs will continue to be launched to build on lasting relationships through high levels of customer service that will stimulate growth in sales and improve market share. We plan to continue to expand our pharmacy and front-end programs so as to attract more customers and better meet their needs.

We plan to continue to develop and improve our network by investing in our drugstores while implementing leading technologies that enable us to increase sales, identify optimal store locations, and enhance the value of our property holdings. In fiscal 2007, we plan to open 9 new stores and relocate 19 stores, and also launch several store renovation projects.

STRATEGIES AND OUTLOOK

The Jean Coutu Group believes that it is well positioned to capitalize on the growth in the North American drugstore retailing industry, based on its strong brands, a focus on excellence and customer service in pharmacy and front-end innovation with an emphasis on health and beauty. Demographic trends in Canada and the United States are expected to contribute to growth in the consumption of prescription drugs, and to the increased use of pharmaceuticals as the primary intervention in individual healthcare. Management believes that these trends will continue and that the Company will achieve sales growth through differentiation and quality of offering and service levels in its drugstore network.

The Company operates its Canadian and US networks with a focus on sales growth, its real estate program and operating efficiency to create shareholder value.

In fiscal 2007, the Company plans to allocate approximately $300 million to capital expenditures, with $50 million allocated to spending in Canada and $250 million in the United States.

Following an extensive review of its US drugstore network’s overall competitiveness, the Company plans on deploying an aggressive capital expenditure program in the Brooks Eckerd network. The Company expects to spend $46 million on the addition of approximately 9 new drugstores and the relocation of another 19 stores in key strategic markets. Planned investments for the remodel and renovation program, which covers over 1,000 store projects, total $58 million. This program will give the selected Brooks Eckerd drugstores a new look and an improved shopping experience to build sales and market share. The Company expects to spend $24 million during fiscal 2007 to complete the construction of the new corporate headquarters. $78 million has been allocated for information technology systems centered on uniform pharmacy and point-of-sale systems. Finally, expenditures for other initiatives including distribution center, logistics, front-end and other initiatives are expected to total $44 million.

FINANCIAL DATA

The following table presents selected data and operating results for the 52-week years ended May 27, 2006, and May 28, 2005.

	2006			2005
(in millions of US dollars, except per share amounts)	Canada $	United States $	Consolidated $	Canada $	United States $	Consolidated $
Sales	1,458.2	9,495.9	10,954.1	1,248.0	8,200.4	9,448.4
Cost of goods sold	1,324.0	7,077.2	8,401.2	1,130.0	6,159.9	7,289.9
Gross profit	134.2	2,418.7	2,552.9	118.0	2,040.5	2,158.5
As a % of sales	9.2%	25.5%	23.3%	9.5%	24.9%	22.8%

Other revenues (1)	181.0	11.8	192.8	161.7	10.8	172.5
General and operating expenses	150.2	2,098.9	2,249.1	132.4	1,745.9	1,878.3
Operating income before amortization	165.0	331.6	496.6	147.3	305.4	452.7
Amortization (1)	15.9	215.8	231.7	14.0	184.8	198.8
Operating income	149.1	115.8	264.9	133.3	120.6	253.9
Financial expenses			205.1			162.1
Earnings before income taxes			59.8			91.8
Income tax recovery			(44.0)			(12.6)
Net earnings			103.8			104.4
Net earnings per share			0.40			0.41
Earnings per share before unrealized losses (gains) on financing activities			0.44			0.44

(1) Amortization of incentives paid to franchisees is grouped with amortization instead of other revenues as in the Consolidated Financial Statements.

(in millions of US dollars, except for sales growth and per share figures)	2006 $	2005 $
Network performance - Retail sales
Canada (1)	2,441.8	2,173.4
United States	9,495.9	8,200.4
	11,937.7	10,373.8

Retail sales growth – same-store (2)
Canada (1)
Total	4.3%	5.5%
Pharmacy	7.0%	8.0%
Front-end	0.6%	2.1%

United States (3)
Total	1.2%	2.8%
Pharmacy	2.0%	3.9%
Front-end	(1.1)%	0.4%

Reconciliation of OIBA with net earnings
Net earnings	103.8	104.4
Financial expenses	205.1	162.1
Income tax recovery	(44.0)	(12.6)
Operating income	264.9	253.9

Amortization per financial statements	227.9	195.3
Amortization of incentives paid to franchisees (4)	3.8	3.5
Operating income before amortization (‘‘OIBA’’)	496.6	452.7

Reconciliation of earnings and earnings per share before unrealized losses (gains) on financing activities
Net earnings	103.8	104.4
Unrealized foreign exchange losses (gains) on monetary items	10.9	7.8
Earnings before unrealized losses (gains) on financing activities	114.7	112.2
Net earnings per share	0.40	0.41
Unrealized losses (gains) on financing activities	0.04	0.03
Earnings per share before unrealized losses (gains) on financing activities	0.44	0.44

(1) Franchised outlets retail sales are not included in the Company’s Consolidated Financial Statements.

(2) Growth is calculated in local currency and is based on comparable periods.

(3) This measure includes same-store sales for the acquired Eckerd corporate outlets as of August 1, 2005.

4) Amortization of incentives paid to franchisees is grouped with other revenues in the Consolidated Financial Statements.

DEFINITION OF FINANCIAL DATA

Revenues

Revenues consist of Canadian and US sales, plus other revenues derived from franchising and retail sales.

Canada. Merchandise sales by our distribution centers to PJC franchisees account for most of our sales in Canada. PJC retail store sales are not included in our revenues. However, changes in their retail sales directly affect our revenues since PJC franchisees purchase most of their inventory from our distribution centers. Other revenues consist of royalties from our franchisees based on a percentage of retail sales, rental revenues and charge-backs to our franchisees in exchange for certain services.

United States. US sales consist of retail sales generated by corporate stores operating under the Eckerd and Brooks banners. Other revenues include rental revenues from our properties leased to third parties.

Gross profit

Gross profit is calculated as follows: sales minus the cost of goods sold from our distribution centers, for our Canadian operations, and the cost of goods sold (which includes distribution costs and estimated inventory losses) in our stores, for the US network.

General and operating expenses

General and operating expenses comprise costs associated with salaries and benefits, rent, advertising, repairs and maintenance, insurance and professional fees.

Operating income before amortization (‘‘OIBA’’)

OIBA is not a measure of performance under Canadian GAAP; however, management uses this performance measure in assessing the operating and financial performance of its reportable segments. We believe that OIBA is an additional measure used by investors to evaluate operating performance and capacity of a company to meet its financial obligations. However, OIBA is not and must not be used as an alternative to net earnings or cash flow generated by operating activities as defined by Canadian GAAP. OIBA is not necessarily an indication that cash flow will be sufficient to meet our financial obligations. Furthermore, our definition of OIBA may not be necessarily comparative to similar measures reported by other companies.

Earnings (or earnings per share) before unrealized losses (gains) on financing activities

Earnings before unrealized losses (gains) on financing activities and earnings per share before unrealized losses (gains) on financing activities are non-GAAP measures. The Company believes that it is useful for investors to be aware of significant items of an unusual or non-recurring nature that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these items. The Company’s measures excluding certain items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

EXCHANGE RATE DATA

The Company’s US dollar reporting currency provides shareholders with more relevant information, considering its predominant operations in the United States and US-dollar-denominated debt. The following table shows exchange rates based on the Federal Reserve Bank of New York closing rate expressed as US dollars per Canadian dollar.

	May 27, 2006	May 28, 2005	May 31, 2004

Average rate (1)	0.8513	0.7937	0.7446
Closing rate	0.9032	0.7946	0.7317

(1) Calculated using the average noon buying rates for each day of the relevant period.

SELECTED ANNUAL FINANCIAL INFORMATION

(in millions of US dollars except per share amounts)	52 weeks ended May 27, 2006 $	52 weeks ended May 28, 2005 $	Year ended May 31, 2004 $
Revenues	11,143.1	9,617.4	3,043.0

OIBA	496.6	452.7	249.7

Net earnings	103.8	104.4	132.7

Net earnings per share (basic and diluted)	0.40	0.41	0.58

Earnings per share before unrealized losses (gains) on financing activities	0.44	0.44	0.58
Cash dividend per share ($C)	0.12	0.12	0.12
Total assets	5,591.0	5,694.9	1,343.8
Total long-term liabilities	2,719.1	2,976.6	179.4

COMPARISON OF THE FISCAL YEARS ENDED MAY 27, 2006 AND MAY 28, 2005

Net earnings

For the 52 weeks ended May 27, 2006, net earnings were $103.8 million ($0.40 per share) compared with net earnings of $104.4 million ($0.41 per share) for the 52 weeks ended May 28, 2005. Earnings before unrealized losses on financing activities were $114.7 million ($0.44 per share) compared to $112.2 million ($0.44 per share) for the previous fiscal year. There was an unrealized foreign exchange loss recorded during fiscal 2006 on monetary items of $10.9 million included in financing expenses; this loss was largely offset by a $9.7 million realized foreign exchange gain on monetary items.

Revenues

Total revenues, which include sales and other income, increased by $1.526 billion or 15.9% to $11.143 billion for the 52-week year ended May 27, 2006 compared with $9.617 billion for the 52-week year ended May 28, 2005.

Canada. Revenues from Canadian operations showed double digit growth during fiscal 2006, reaching $1.635 billion, an increase of $229.2 million or 16.3% from revenues of $1.406 billion for fiscal 2005. Canadian revenues increased by 8.5% excluding the impact of currency exchange rate fluctuations. During fiscal 2006, there were 12 openings, including 6 relocations as well as 5 acquisitions of stores in the PJC franchised store network compared with 7 openings and 5 relocations during fiscal 2005. In addition, 4 stores were significantly renovated and 4 were expanded during fiscal 2006 compared with 7 and 6 respectively during fiscal 2005. There were also 5 store closures during fiscal 2006. Sales increases reflect growth resulting from previous period openings, renovations or relocations of network stores and growth in PJC same-store retail sales. For the 52-week year ended May 27, 2006 compared with the 52-week year ended May 28, 2005, on a same-store basis and in local currency, total PJC retail sales grew 4.3%, pharmacy sales gained 7.0% and front-end sales picked up 0.6% year-over-year.

United States. Revenues from US operations increased to $9.508 billion for the 52-week year ended May 27, 2006, up $1.297 billion or 15.8% from revenues of $8.211 billion for fiscal 2005. The increase is principally due to additional revenues of $1.297 billion from the acquired Eckerd drugstores during the full 52 weeks of fiscal 2006 compared with 43 weeks in fiscal 2005, net of the loss of sales from the 78 Eckerd drugstores closed during the first quarter of fiscal 2006. Total revenue from these closed stores was $156.8 million in fiscal 2005. Brooks Eckerd sales trends have improved in both the pharmacy and front-end. On a same-store basis, total retail sales grew 1.2%, pharmacy sales gained 2.0% and front-end sales decreased 1.1% year-over-year. This measure includes same-store sales for the acquired Eckerd drugstores as of August 1, 2005, the first anniversary of ownership by the Company. During fiscal 2006, there were 38 new store openings including 19 relocations, acquisition of 2 stores and 85 store closures, bringing our US network to 1,858 Brooks and Eckerd stores as at May 27, 2006. During fiscal 2005, in addition to the acquisition of 1,551 drugstores, there were 117 new store openings including 54 relocations and 28 store closures and our US network had 1,922 Brooks and Eckerd drugstores as at May 28, 2005.

Pharmacy sales were negatively impacted by the conversion of branded drugs to generics, which generally have a lower selling price, but higher gross profits for the drugstore retailer. Over fiscal 2005 and 2006, pharmacy sales were negatively impacted by the conversion of several popular branded drugs from prescription to generic and over-the-counter status. Generics as a percentage of total Brooks Eckerd pharmacy script count increased from 53.8% as at May 28, 2005 to 57.1% by May 27, 2006. The generic substitution rate, that is the rate at which Brooks Eckerd substitutes generics for branded drugs while filling prescriptions, increased from 93.8% in May 2005 to 95.6% in May 2006, with a positive effect on our pharmacy margins. The impact of generic drugs replacing branded drugs on pharmacy sales growth was 232 basis points during fiscal 2006. Third party health plans covered 95.6% of pharmacy sales in fiscal 2006. Front-end trends have improved, with growth in consumables, core health and beauty categories and private label products, with a slight decline in overall front-end sales year-over-year, principally due to the significant decline in the photo category.

Gross profit

Canada. Total Canadian gross profit improved to $134.2 million for the 52-week year ended May 27, 2006 compared with $118.0 million for the previous fiscal year. Gross margin decreased slightly to 9.2% in fiscal 2006 compared with 9.5% during the previous fiscal year.

United States. United States gross profit amounted to $2.419 billion for the 52-week year ended May 27, 2006 compared with $2.041 billion for the previous corresponding fiscal year. The increase is attributable to the addition of the Eckerd business for the full 2006 fiscal year. The gross margin percentage of our US operations improved to 25.5% during fiscal 2006 compared with 24.9% in fiscal 2005. The improvement stems from the increased use of generics with a positive effect on pharmacy margins year-over-year and from reduced inventory losses as a result of loss prevention programs implemented across the US network. The Company’s management believes that these programs will provide operational benefits and it expects future performance improvements in fiscal 2007.

Other revenues

Other revenues, which are included in total revenues in the Company’s Consolidated Financial Statements, increased to $189.0 million in fiscal 2006 from $169.0 million the previous year due principally to currency exchange rate fluctuations.

General and operating expenses

General and operating expenses for the 52-week year ended May 27, 2006 were $2.249 billion, up from $1.878 billion in the previous fiscal year. The increase is mainly attributable to the addition of the Eckerd business for the full 2006 fiscal year.

Canada. General and operating expenses performance for the fiscal year represented 9.2% of revenues versus 9.4% for fiscal 2005.

United States. General and operating expenses represented 22.1% of revenues in the United States versus 21.3% a year earlier. Normal inflationary increases in general and operating expenses were not covered by sales increases. In addition, wages increased, due to the Medicare Part D Drug Benefit program rollout and sales growth initiatives. The Company also incurred certain non-recurring integration expenses during both the 2006 and 2005 fiscal years.

OIBA

OIBA for the fiscal year ended May 27, 2006 improved to $496.6 million compared with $452.7 million for fiscal 2005. OIBA as a percentage of revenues decreased to 4.5% for fiscal 2006 compared with 4.7% for the previous fiscal year. The increase in OIBA for the current fiscal year reflects the operation of the acquired Eckerd drugstores for the full year compared with forty-three weeks for fiscal 2005, as well as the improving performance of existing Canadian operations.

Amortization

Amortization charges increased to $227.9 million during fiscal 2006, up $32.6 million from $195.3 million for fiscal 2005. The increase in the charges for fiscal 2006 reflects the operation of the acquired Eckerd drugstores for the full 2006 fiscal year.

Financial expenses

Financial expenses were $205.1 million in fiscal 2006, an increase of $43.0 million over $162.1 million in fiscal 2005, due principally to the financial expenses related to the Eckerd acquisition for the full 2006 fiscal year compared with 43 weeks in fiscal 2005 and to a year-over-year increase in interest costs on the $1.2 billion of debt which bears interest at floating rates (2005 - $1.3 billion). The weighted average interest rate on the Company’s long-term debt was 7.4% during the current fiscal year compared with 6.3% for fiscal 2005.

Income taxes

There was an income tax recovery of $44.0 million in fiscal 2006 compared with a recovery of $12.6 million in fiscal 2005. The low effective tax rate of the current fiscal year is a result of the financing structure established as part of the Eckerd acquisition.

COMPARISON OF THE FISCAL YEARS ENDED MAY 28, 2005 AND MAY 31, 2004

Net earnings

For the 52-week year ended May 28, 2005, net earnings were $104.4 million ($0.41 per share) compared with net earnings of $132.7 million ($0.58 per share) for the fiscal year ended May 31, 2004. Earnings before unrealized losses on financing activities were $112.2 million ($0.44 per share) compared to $132.7 million ($0.58 per share) for the previous corresponding fiscal year. There was an unrealized $7.8 million ($0.03 per share) foreign exchange loss on monetary items recorded in fiscal 2005. During that fiscal year, the Company reviewed its arrangements and related documentation in order to ensure that all significant monetary items were properly hedged against future foreign exchange risk.

Revenues

Total revenues, which include sales and other income, rose $6.574 billion or 216.1% to $9.617 billion for the 52-week year ended May 28, 2005 compared with $3.043 billion for the fiscal year ended May 31, 2004. This increase was essentially attributable to the US operations and to the operation of the acquired Eckerd drugstores.

Canada. Revenues from Canadian operations showed double digit growth during the 2005 fiscal year, reaching $1.406 billion, an increase of $170.4 million or 13.8% from revenues of $1.236 billion in fiscal 2004. Canadian revenues increased by 6.6%, excluding the impact of currency exchange rate fluctuations. During this 52-week year there were 7 openings, including 5 relocations of PJC franchised stores, compared with 13 openings, 4 relocations and 1 closure during fiscal 2004. In addition, 7 stores were significantly renovated and 6 were expanded during fiscal 2005. Sales increases reflect growth resulting from previous period openings, renovations or relocations of network stores and growth in PJC same-store retail sales. For the 52-week year ended May 28, 2005, compared with the fiscal year ended May 31, 2004, on a same-store basis and in local currency, total PJC retail sales grew 5.5%, pharmacy sales gained 8.0% and front-end sales picked up 2.1% year-over-year.

United States. Revenues from US operations increased substantially to $8.211 billion for the 52-week year ended May 28, 2005, up $6.404 billion or 354.4% from revenues of $1.807 billion in fiscal 2004. The increase is principally due to the additional revenue from the acquired Eckerd drugstores as of July 31, 2004. During fiscal 2005, Eckerd sales trends have improved significantly in both the pharmacy and the front-end. On a same-store basis, total retail sales grew 2.8%, pharmacy sales gained 3.9% and front-end sales increased 0.4% year-over-year. This measure did not include same-store sales for the acquired Eckerd drugstores, which were included in same-store sales beginning in the first quarter of fiscal 2006, after one year of ownership by the Company. During fiscal 2005, in addition to the acquisition of 1,551 drugstores, there were 117 new store openings, including 54 relocations and 28 store closures, bringing our US network to 1,922 Brooks and Eckerd stores as at May 28, 2005. During fiscal 2004, there were 4 net openings of Brooks drugstores, and our US network had 336 Brooks drugstores as at May 31, 2004.

Pharmacy sales were negatively impacted by the conversion of branded drugs to generics, which generally have a lower selling price but higher gross profits for the drugstore retailer. Over the past two fiscal years, the decrease in same-store pharmacy volume was partially due to the conversion of Claritin and Prilosec from prescription to over-the-counter status, and to the continued health concerns over women’s hormone replacement therapy drugs. The Company made very good progress with Eckerd during this fiscal year. Generics as a percentage of total Eckerd pharmacy script count increased from 49% at the time of purchase to 53% by year-end with the generic substitution rate increasing from 84% to 92%. Third party health plans covered approximately 95% of pharmacy sales in fiscal 2005 and 2004. Front-end trends have improved, with strong growth in core health and beauty categories and private label products. We continued our shift towards the health and beauty and confectionery categories with a positive effect on gross margin, while we saw a decline in overall photography department sales due to the shift to digital photography.

Gross profit

Canada. Total Canadian gross profit improved to $118.0 million for the 52-week year ended May 28, 2005, compared with $105.1 million for the previous fiscal year. Gross margin decreased slightly to 9.5% for fiscal 2005 compared with 9.6% for the previous corresponding fiscal year.

United States. United States gross profit amounted to $2.041 billion for the 52-week year ended May 28, 2005, compared with $444.0 million for the previous corresponding fiscal year. This increase is attributable to the addition of the Eckerd business during our current fiscal year. The gross margin percentage of our US operations improved to 24.9% during the current fiscal year compared with 24.6% in fiscal 2004. The improvement is due to management’s focus on optimal merchandising, mix and pricing in the front-end.

Other revenues

Other revenues, which are included in total revenue in the Company’s Consolidated Financial Statements, increased to $169.0 million for fiscal 2005 from $149.9 million for the previous fiscal year, due principally to increased franchise fees, rental and other income.

General and operating expenses

General and operating expenses for the 52-week year ended May 28, 2005 were $1.878 billion, up from $452.3 million for the previous fiscal year. This increase is essentially attributable to the US operations and to the operation of the acquired Eckerd drugstores.

Canada. General and operating expenses performance for the fiscal year represented 9.4% of revenues versus 9.6% in fiscal 2004.

United States. General and operating expenses represented 21.3% of revenues in the United States versus 18.5% a year earlier. The Company incurred certain non-recurring acquisition and integration expenses during fiscal 2005. Also, since the acquired Eckerd drugstores had lower average sales per store than the then existing US network, general and operating expenses increased during the current fiscal year while we integrated and optimized headquarters, field staff and structure. In addition, the network undertook several store openings and other measures, which increased general and operating expenses, while store sales were being built.

OIBA

OIBA increased during fiscal 2005, advancing 81.3% to $452.7 million from $249.7 million in the corresponding 2004 fiscal year. OIBA as a percentage of revenues ended the year at 4.7% compared with 8.2% for the previous fiscal year. The decrease in OIBA margin for the 52-week year ended May 28, 2005 was affected by lower margins in the acquired Eckerd drugstores, as well as by our network integration and enhancement efforts during the fiscal year. This was partially offset by the continuing strong performance of existing Canadian operations.

Amortization

Amortization charges increased to $195.3 million during fiscal 2005, up $156.9 million from $38.4 million in fiscal 2004. The increase in the charges during fiscal 2005 reflects the Eckerd drugstore acquisition.

Financial expenses

Financial expenses were $162.1 million during fiscal 2005, an increase of $147.6 million over $14.5 million during fiscal 2004. The weighted average interest rate on the Company’s long-term debt was 6.3% during the current fiscal year compared with 4.3% for fiscal 2004. The additional credit facilities and issuance of notes were used to provide the funds required for the Eckerd drugstore acquisition. During fiscal 2005, there was a $7.8 million unrealized foreign exchange loss on monetary items related to the Eckerd acquisition, reflecting the loss until the Company reviewed its arrangements and related documentation in order to ensure that all significant monetary items were properly hedged against future foreign exchange risk.

Income taxes

There was an income tax recovery of $12.6 million in fiscal 2005 compared with an expense of $61.1 million for fiscal 2004. The low effective tax rate of the current fiscal year is a result of the financing structure established as part of the Eckerd acquisition.

SELECTED UNAUDITED QUARTERLY FINANCIAL INFORMATION

(in millions of US dollars, except per share amounts)	52 weeks ended May 27, 2006 $	Q4 2006 $	Q3 2006 $	Q2 2006 $	Q1 2006 $	52 weeks ended May 28, 2005 $	Q4 2005 $	Q3 2005 $	Q2 2005 $	Q1 2005 $

Sales	10,954.1	2,826.3	2,826.7	2,663.3	2,637.8	9,448.4	2,725.6	2,771.3	2,653.3	1,298.2
Cost of goods sold	8,401.2	2,171.9	2,170.3	2,037.8	2,021.2	7,289.9	2,078.1	2,129.7	2,054.0	1,028.1
Gross profit	2,552.9	654.4	656.4	625.5	616.6	2,158.5	647.5	641.6	599.3	270.1
As a % of sales	23.3%	23.2%	23.2%	23.5%	23.4%	22.8%	23.8%	23.1%	22.6%	20.8%
Other revenues (1)	192.8	49.8	49.9	46.9	46.2	172.5	43.7	45.0	44.5	39.3
General and operating expenses	2,249.1	574.3	569.1	547.3	558.4	1,878.3	542.8	561.3	526.7	247.5
Operating income before amortization	496.6	129.9	137.2	125.1	104.4	452.7	148.4	125.3	117.1	61.9
Amortization (1)	231.7	45.6	62.3	62.2	61.6	198.8	57.9	58.3	56.5	26.1
Operating income	264.9	84.3	74.9	62.9	42.8	253.9	90.5	67.0	60.6	35.8
Financing expenses	205.1	52.9	52.8	48.7	50.7	162.1	47.5	32.8	64.1	17.7
Earnings (losses) before income taxes	59.8	31.4	22.1	14.2	(7.9)	91.8	43.0	34.2	(3.5)	18.1
Income taxes (recovery)	(44.0)	1.1	(9.5)	(16.6)	(19.0)	(12.6)	(3.2)	(5.7)	0.5	(4.2)
Net earnings (losses)	103.8	30.3	31.6	30.8	11.1	104.4	46.2	39.9	(4.0)	22.3
Net earnings (losses) per share	0.40	0.12	0.12	0.12	0.04	0.41	0.18	0.15	(0.02)	0.09
Earnings per share before unrealized losses (gains) on financing activities	0.44	0.16	0.12	0.11	0.05	0.44	0.18	0.10	0.06	0.09
(1) Amortization of incentives paid to franchisees is grouped with amortization instead of other revenues as in the Consolidated Financial Statements.

•	The Company acquired 1,549 Eckerd drugstores on July 31, 2004, during the first quarter of fiscal 2005, resulting in a substantial change in operations and operating results.
•

During the second and third quarters of fiscal 2005, there was a $19.7 million unrealized foreign exchange loss followed by a $11.9 million unrealized foreign exchange gain on monetary items related to the Eckerd acquisition, reflecting the loss and gain until the Company reviewed its arrangements and related documentation in order to ensure that all significant monetary items were properly hedged against future foreign exchange risk. The fiscal 2005 unrealized loss amounted to $7.8 million.

•

Fiscal 2005 fourth quarter OIBA was positively impacted by $21 million, due to changes in estimates for some Eckerd network operating expenses and revenues on the basis of new information obtained during the quarter. These changes in estimates were accounted for on a prospective basis.

•

At the end of the fiscal year ended May 28, 2005, the Company announced the closing of 78 non performing Eckerd drugstores, which was completed during the first quarter of fiscal 2006. The net addition to the provision for store closures and to the write-down of related assets, which are included in the purchase price equation as at May 28, 2005, amounted to $100.5 million.

The weather has an effect on the general population’s health and, by extension, on the Company’s retail sales and those of our franchised outlets. For example, in winter, the Company sells more cold and flu medicine, while in summer allergy and sun protection products are in greater demand. Corporate and franchised outlet sales are affected by holidays such as Christmas, Easter, Thanksgiving, Valentine’s Day, Mother’s Day and Father’s Day. The peak sales period is generally the Company’s third quarter of its fiscal year, which includes Christmas.

FINANCIAL DATA

The following table presents reconciliation of earnings for the 13-week periods ended May 27, 2006 and May 28, 2005.

(in millions of US dollars, except per share amounts)	Q4-2006 $	Q4-2005 $
Reconciliation of OIBA with net earnings
Net earnings	30.3	46.2
Financial expenses	52.9	47.5
Income taxes (recovery)	1.1	(3.2)
Operating income	84.3	90.5

Amortization per financial statements	44.7	57.0
Amortization of incentives paid to franchisees (1)	0.9	0.9

Operating income before amortization (‘‘OIBA’’)	129.9	148.4

Reconciliation of earnings and earnings per share before unrealized losses (gains) on financing activities
Net earnings	30.3	46.2
Unrealized foreign exchange losses (gains) on monetary items	11.2	(0.4)
Earnings before unrealized losses (gains) on financing activities	41.5	45.8
Net earnings per share	0.12	0.18
Unrealized losses (gains) on financing activities	0.04	-
Earnings per share before unrealized losses (gains) on financing activities	0.16	0.18

(1) Amortization of incentives paid to franchisees is grouped with other revenues in the Consolidated Financial Statements.

FOURTH QUARTER ENDED MAY 27, 2006 COMPARED WITH THE FOURTH QUARTER ENDED MAY 28, 2005

Net earnings

For the fourth quarter, net earnings were $30.3 million ($0.12 per share) compared with $46.2 million ($0.18 per share) for the fourth quarter of the previous fiscal year. Earnings before unrealized losses on financing activities were $41.5 million ($0.16 per share) compared to $45.8 million ($0.18 per share) for the fourth quarter of the previous fiscal year.

Canadian network performance continues to improve while US network same-store sales growth has improved due to improving pharmacy sales trends. US network front-end sales showed improvement in categories such as consumables, health and beauty products, but continue to be impacted by the significant decline in the photo category.

Revenues

Total revenues, which include sales and other income, rose $106.8 million or 3.9% to $2.875 billion for the 13-week period ended May 27, 2006 compared with $2.768 billion for the corresponding period in fiscal 2005.

Canada. Revenues from Canadian operations showed double digit growth, reaching $443.9 million, an increase of $75.4 million or 20.5%. Canadian revenues increased by 11.0%, excluding the impact of currency exchange rate fluctuations. During the 13-week period, there were 7 openings including 2 relocations as well as 3 acquisitions of stores and 1 store closure in the PJC franchised stores network. Sales increases reflected growth resulting from recent network development activity and previous period openings and renovations. For the fourth quarter ended May 27, 2006, on a same-store basis and in local currency, total PJC retail sales grew 5.5%, pharmacy sales gained 8.3% and front-end sales picked up 1.6% year-over-year.

United States. Revenues from US operations increased to $2.431 billion for the 13-week period ended May 27, 2006, up $31.4 million or 1.3% from the same period last fiscal year. The increase is principally due to growth in year-over-year pharmacy sales, net of the loss of sales from the 78 Eckerd drugstores closed during the first quarter of fiscal 2006. Total revenue from these closed stores was $47.2 million for the fourth quarter of fiscal 2005. During the fourth quarter of fiscal 2006 and on a same-store basis, total retail sales increased 2.7%, pharmacy sales gained 3.8% and front-end sales decreased 0.1% year-over-year. During the fourth quarter of fiscal 2006, there were 8 new store openings, including 5 relocations, 3 acquisitions and 1 store closure.

Gross profit

Canada. Gross profit from Canadian operations was $36.0 million for the fourth quarter compared to $32.0 million for the corresponding period of the previous fiscal year. Gross margin decreased to 9.1% for the 13-week period ended May 27, 2006 compared with 9.7% for the corresponding period in fiscal 2005, principally due to the timing of advertising revenue received during the fourth quarter of fiscal 2005.

United States. Gross profit from US operations amounted to $618.4 million for the 13-week period ended May 27, 2006 compared with $615.5 million for the corresponding period of the previous fiscal year. Gross margin decreased to 25.5% for the 13-week period ended May 27, 2006 compared with 25.7% for the corresponding period in fiscal 2005, due to pressures on pharmacy margins and the Company’s efforts to reduce front-end inventory levels through promotional activities.

Other revenues

Other revenues, which are included in total revenues in the Company’s Consolidated Financial Statements, increased to $48.9 million in the fourth quarter of fiscal 2006 from $42.8 million for the same period of the previous fiscal year. This increase is due principally to currency exchange rate fluctuations.

General and operating expenses

General and operating expenses for the 13-week period ended May 27, 2006 were $574.3 million, up from $542.8 million for the same period last fiscal year, an increase of $31.5 million or 5.8%. It represented 20.0% of revenues compared with 19.6% a year earlier.

Canada. General and operating expenses performance for the quarter represented 9.2% of revenues versus 8.8% last fiscal year.

United States. General and operating expenses represented 21.9% of revenues in the United States versus 21.3% a year earlier. This item increased from $510.3 million in the fourth quarter of fiscal 2005 to $533.4 million in the fourth quarter of fiscal 2006, an increase of $23.1 million due principally to $9.0 million favorable changes in estimates for fiscal 2005 and a $11.0 million unfavorable change in the estimates of the cost of pre-acquisition Eckerd store closures recorded in fiscal 2006. The Company also incurred certain non-recurring integration expenses during both of these periods.

OIBA

OIBA decreased in the fourth quarter of fiscal 2006 to $129.9 million from $148.4 million in the corresponding period of fiscal 2005. Fiscal 2005 fourth quarter OIBA was positively impacted by $21 million of favorable changes in estimates for some Eckerd network operating expenses and revenues on the basis of new information obtained in that quarter. Of these favorable changes in estimates, approximately $12 million impacted the cost of goods sold, and $9 million, the general and operating expenses. Excluding these changes of estimates accounted for prospectively in fiscal 2005, OIBA increased by $2.5 million compared to the corresponding period of fiscal 2005 and, as a percentage of revenues, ended the quarter at 4.5% compared with 4.6% for the same period in fiscal 2005.

Fiscal 2006 fourth quarter results were also impacted by some changes in estimates, with a minimal impact on OIBA. Approximately $11.0 million of these changes positively impacted gross profit but were offset by an $11.0 million charge to general and operating expenses due to the change in the estimates of the cost of pre-acquisition Eckerd store closures.

Amortization

Amortization charges decreased to $44.7 million during the fourth quarter of fiscal 2006, down $12.3 million from the corresponding period in fiscal 2005. The decrease in the charges for the fourth quarter of fiscal 2006 is due principally to a change in estimates following the finalization of the detailed capital asset ledger with regard to the assets acquired as part of the Eckerd acquisition.

Financial expenses

Financial expenses were $52.9 million during the fourth quarter of fiscal 2006, an increase of $5.4 million over the fourth quarter of fiscal 2005, due principally to a year-over-year increase in interest costs on the $1.2 billion of debt which bears interest at floating rates. The weighted average interest rate on the Company’s long-term debt was 7.8% during the fourth quarter of fiscal 2006 compared with 6.6% for the corresponding period of fiscal 2005.

Income taxes

There was an income tax expense of $1.1 million for the fourth quarter of fiscal 2006 compared with a tax recovery of $3.2 million for the corresponding period in fiscal 2005. The low effective tax rate of the current fiscal year is a result of the financing structure established as part of the Eckerd acquisition.

FINANCIAL POSITION

Total assets were $5.591 billion as at May 27, 2006, a decrease of $103.9 million from May 28, 2005. Cash, cash equivalents and temporary investments, which amounted to $210.7 million as at May 28, 2005, decreased by $74.9 million during the year to $135.8 million as at May 27, 2006.

There was a use of cash due to net changes in non-cash asset and liability items of $164.0 million, excluding foreign currency translation adjustments during the 52-week year ended May 27, 2006, due principally to a $21.0 million increase in accounts receivable, prepaid expenses and income taxes receivable, a $68.2 million increase in inventories, a $48.3 million decrease in accounts payable, accrued liabilities and income taxes payable, and a $26.2 million decrease in other long-term liabilities. For further details, readers are referred to Note 24 of the Consolidated Financial Statements.

Inventories increased by $66.7 million during the fiscal year, from $1.678 billion at the end of fiscal 2005 to $1.745 billion at May 27, 2006. However, inventory levels decreased by $82.2 million during the fourth quarter of fiscal 2006 as a result of the US inventory reduction efforts.

During fiscal 2006, the Company purchased capital assets in the amount of $167.5 million and received proceeds of $130.5 million from the sale of certain real estate assets of its Canadian franchising segment, as well as of the former Eckerd headquarters.

Long-term debt decreased by $170.6 million during the fiscal year, from $2.561 billion at the end of fiscal 2005 to $2.391 billion at May 27, 2006. The Company used cash to repay long-term debt in the amount of $177.3 million during the year.

Shareholders’ equity amounted to $1.566 billion as at May 27, 2006, an increase of $153.6 million from May 28, 2005, resulting principally from net earnings of $103.8 million, net of dividends of $27.0 million. In addition, there was a $74.8 million increase in the foreign currency translation adjustments account.

The following table provides a summary of information with respect to the Company’s financial position at the end of the financial years indicated. Readers are also referred to the footnotes to the Consolidated Financial Statements, and to publicly available credit and debt agreements.

	As at May 27, 2006	As at May 28, 2005

Net debt/ Book capitalization	59.0%	62.5%

Net debt / OIBA (1)	4.5	4.8
OIBA / Interest (1)	2.4	2.6

(1)	Pro forma in fiscal 2005, Eckerd and related financing on a 52-week basis.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash flows are generated by: i) the sale of prescription drugs and other products by corporate-owned stores, ii) merchandise sales to, and rent received from, PJC franchised stores, iii) the collection of royalties from PJC franchisees, and iv) rent from properties leased to tenants other than franchisees. These cash flows are used: i) to purchase products and services for resale, ii) to finance operating expenses, iii) for debt service, iv) for real estate investments, and v) to finance capital expenditures incurred to renovate and open stores, and replace equipment. We have typically financed capital expenditures and working capital requirements through cash flow from operating activities. Our larger acquisitions have been financed through long-term debt and equity.

Cash flow from operating activities

Cash provided by operating activities was $164.7 million for the 52-week year ended May 27, 2006, compared with $222.1 million in fiscal 2005. The decrease in the year-over-year amounts results primarily from the cash generated from net cash earnings, net of changes in non-cash items. Cash was used for non-cash asset and liability items during both fiscal years, with almost half of the $164.0 million used during fiscal 2006 to fund an increase in US inventory levels as a result of supply chain disruptions. During the fourth quarter of fiscal 2006, these levels decreased by $82.2 million as a result of the US inventory reduction efforts.

Cash flow from investing activities

Cash provided by investing activities was $33.3 million for the 52-week year ended May 27, 2006 compared with a use of $2.754 billion in fiscal 2005. During fiscal 2005, $2.492 billion was used to acquire 1,549 Eckerd drugstores and related operations. During fiscal 2006, a total of $74.3 million was provided by the proceeds of the sale of investments and temporary investments, compared with a use of $75.1 million in fiscal 2005. $167.5 million was used to acquire capital assets in fiscal 2006 compared with $195.3 million in fiscal 2005. During fiscal 2006, 50 new drugstores were opened, of which 25 were relocations. 7 stores were acquired, 90 drugstores were closed and several others were expanded or renovated. During fiscal 2006, the Company received proceeds of $130.5 million from the disposal of certain real estate assets of its Canadian franchising segment, as well as of the former Eckerd headquarters. During fiscal 2005, it received $15.1 million of proceeds from the disposal of capital assets.

During the second quarter of fiscal 2006, the Company sold certain real estate assets of its Canadian franchising segment for a total consideration of $94.0 million ($C111.7 million) in cash and entered into leaseback agreements for the areas used by the Jean Coutu drugstores. The Company realized a pre-tax gain on disposal of $20.9 million ($C 24.8 million). Even though the leaseback portion represents only 41% of the leasable area sold, GAAP requires, under certain criteria, that the entire gain be deferred over the life of the new leases which have an average duration of approximately 16 years.

In fiscal 2007, the Company plans to allocate approximately $300 million to capital expenditures, with $50 million allocated to spending in Canada and $250 million in the United States.

Following an extensive review of its US drugstore network’s overall competitiveness, the Company plans to deploy an aggressive capital expenditure program in the Brooks Eckerd network. The Company expects to spend $46 million on the addition of approximately 9 new drugstores and the relocation of another 19 stores in key strategic markets. Planned investments for the remodel and renovation program, which covers over 1,000 store projects, total $58 million. This program will give the selected Brooks Eckerd drugstores a new look and an improved shopping experience to build sales and market share. The Company expects to spend $24 million during fiscal 2007 to complete the construction of the new corporate headquarters. $78 million has been allocated for information technology systems integration centered on uniform pharmacy and point-of-sale systems. Finally, expenditures for other initiatives, including distribution center, logistics and front-end, are expected to total $44 million. In addition, in the ordinary course of business, the Company may acquire stores and related assets, including pharmacy customer lists or other complementary businesses.

Cash flow from financing activities

During the 52-week year ended May 27, 2006, $206.7 million was used in financing activities compared with $2.638 billion provided by these activities in fiscal 2005. During fiscal 2006, the Company repaid long-term debt in the amount of $177.3 million compared with a $2.237 billion net increase in long-term debt in fiscal 2005. During fiscal 2006, the Company received net proceeds of $0.4 million from the issuance of capital stock compared with net proceeds of $426.5 million in fiscal 2005. The Company paid dividends of $27.0 million in fiscal 2006, up from $25.4 million in fiscal 2005. The Company paid a quarterly dividend of $C0.03 per Class A subordinate voting share and Class B share, resulting in an annualized dividend payment of $C0.12 per share during fiscal 2006 and fiscal 2005.

Planned capital expenditures in fiscal 2007 will be funded entirely from internally generated cash flow. Remaining free cash flow will be used for the quarterly payment of dividends with the balance directed largely towards the repayment of debt.

The Company had $135.8 million of cash and cash equivalents as at May 27, 2006 compared with cash, cash equivalents and temporary investments of $210.7 million as at May 28, 2005. In addition, it had access to up to an unused $279.3 million of its $350.0 million secured revolving facility maturing in 2009, net of $70.7 million of outstanding letters of credit.

On March 10, 2006, the Company amended its senior secured credit facility maturing in 2011 in order to gain more flexibility to execute its business plan. The amended facility requires compliance with certain financial covenants, which include (a) a maximum leverage ratio of 5.25x through September 2, 2006, decreasing gradually over time to 2.50x as of March 1, 2009 and (b) a minimum fixed charge coverage ratio of 1.1x, increasing gradually over time to 1.4x for the fiscal quarter ended on or about May 31, 2010.

The Company has operating liquidities and access to credit facilities to finance its operating activities.

Current ratings for the Company’s obligations, as confirmed by Standard & Poor’s (S&P), Moody’s Investors Service (Moody’s), Fitch Ratings (Fitch) and Dominion Bond Rating Service (DBRS) are as follows:

	S&P	Moody’s	Fitch	DBRS
Secured credit facilities Senior notes • Unsecured • Unsecured subordinated	BB- B- B-	B2 B3 Caa2	BB- B+ CCC+	B (high) B B (low)

In assessing the Company’s financial strength, management believes that the rating agencies considered the Company’s strategies, results, capital structure and financial policies, as well as its consolidated balance sheet. S&P and Moody’s lowered their credit ratings while Fitch and DBRS initiated coverage during fiscal 2006. The Company does not subscribe to the services of Fitch and DBRS. The ratings downgrades did not result in any cash payment requirement or affect the Company’s availability under its credit facilities.

The Company’s existing bank covenants and interest rates are not based on corporate ratings; however, the Company’s debt ratings have a direct impact on future borrowing costs, access to capital markets and new store operating leases.

CAPITAL STOCK

During the 52-week year ended May 27, 2006, there were 0.1 million Class A subordinate voting shares issued due to the exercise of stock options.

As at August 3, 2006 the total number of Class A subordinate voting shares (TSX: PJC.A) issued and outstanding was 142.3 million (2005 – 142.2 million) and the number of Class B shares amounted to 119.4 million, for a total of 261.7 million shares outstanding (May 28, 2005 – 261.6 million).

For the 52-week year ended May 28, 2005, 33.3 million Class A subordinate voting shares were issued and outstanding at a price of $C17.45 per share for net proceeds of $C564.4 million or $US424.4 million. 0.9 million Class B shares were exchanged for an equivalent number of Class A subordinate voting shares and 1.4 million new Class A subordinate voting shares were issued due to the exercise of stock options.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The table below presents a summary of our material contractual cash obligations as of May 27, 2006, for the periods indicated under our long-term debt, long-term leases, inventories, services and capital assets commitments:

	Payments due in fiscal years
(in millions of US dollars)	2007 $	2008-2009 $	2010-2011 $	2012 and thereafter $	Total $

Long-term debt	69.5	122.2	556.1	1,628.2	2,376.0
Capital lease obligations	9.6	5.7	0.2	-	15.5
Operating lease obligations	380.7	709.1	626.6	2,494.0	4,210.4
Purchase commitments	47.5	22.8	6.6	-	76.9

Total	507.3	859.8	1,189.5	4,122.2	6,678.8

Long-term debt

On July 31, 2004, the Company completed the Eckerd acquisition. This acquisition was funded by a combination of long-term credit facilities, notes and the issuance of subordinate voting shares. During fiscal 2006, the Company repaid a portion of such debt and, as a result, long-term debt, including current portion, decreased to $2,391 billion as at May 27, 2006 from $2.561 billion as at May 28, 2005.

Capital lease obligations

The Company has generally not used capital leases as a means of financing. The Company has capital leases for certain store and operating equipment. The information listed in the table above includes interest obligations under such capital lease obligations, and obligations in connection with these contracts and related assets are also included in our consolidated balance sheet.

Operating lease obligations

The Company leases a substantial portion of its real estate using conventional operating leases. Generally, the Company’s real estate leases are for primary terms of 10 to 20 years with options to renew.

Operating lease obligations until 2047 amounted to $4.210 billion, and are mostly in connection with leased properties. The Company has also signed lease and sublease agreements under which it will receive minimum payments totaling $308.4 million until 2047; these payments are not included in the table of contractual commitments above.

FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

Other than the two interest rate swap contracts mentioned below, the Company does not make use of any off-balance sheet arrangements that currently have, or that we expect are reasonably likely to have, a material effect on financial condition, results of operations or cash flow. The Company uses operating leases for many of its Canadian and US store locations, and, from time to time, engages in sale-leaseback transactions for financing purposes. The Company does not use special purpose entities in any of its leasing arrangements.

We are exposed to market risk relating to changes in interest rates with regard to our variable rate debt. We have a significant amount of debt, $1.2 billion of which bears interest at floating rates (2005 - $1.3 billion).

The Company had a fixed interest rate swap contract that matured in January 2005 to hedge interest rate fluctuations on a term loan which was repaid as part of the Eckerd acquisition financing, which amounted to $180 million as at July 31, 2004. The Company recorded a $2.1 million pre-tax charge to fiscal 2005 results related to this contract.

During fiscal 2005, the Company entered into two interest rate swap transactions maturing in July 2011 to fix the LIBOR rate on a notional portion of $200 million of the Company’s term loan facilities at 4.11%. These transactions qualified for hedge accounting.

Other than the transactions mentioned herein, the Company has not taken any other specific actions to cover its exposure to interest rate risk. Depending on the interest rate environment and subject to approval by the Board of Directors, the Company may make use of other derivative financial instruments or other interest rate management vehicles in the future. A change of 50 basis points in interest rate on the Company’s floating rate debt for fiscal 2006 would have a $5.8 million pre-tax effect on results and cash flows for the 52-week year ended May 27, 2006.

Guarantees and buyback agreements

The Company has guaranteed reimbursement of certain bank loans contracted by franchisees to a total maximum amount of $5.0 million (2005 - $6.0 million). The Company is also committed to financial institutions to purchase the equipment and inventories of some of its franchisees. As at May 27, 2006, the maximum value of the equipment and inventories buyback agreements was approximately $22.3 million and $55.7 million respectively ($23.1 million and $46.1 million in 2005).

On July 31, 2004, the Company acquired the shares of three subsidiaries of TDI Consolidated Corporation to complete the acquisition of the Eckerd drugstore properties. The Company has entered into an indemnification agreement that is described in Note 18 of the Consolidated Financial Statements.

FOREIGN EXCHANGE RISK MANAGEMENT

Even though the Company’s reporting currency is the US dollar, non-Consolidated Financial Statements of the parent company and its subsidiaries are prepared based on their respective functional currencies, which is the US dollar for US operations and the Canadian dollar for Canadian operations and corporate activities.

Transactions denominated in currencies other than an entity’s functional currency are translated according to the temporal method. Under this method, monetary assets and liabilities in foreign currencies are translated at the exchange rate in effect at the balance sheet date, non-monetary assets and liabilities in foreign currencies at their historical rates, and statement of earnings items in foreign currencies at the average monthly exchange rates. All exchange gains and losses are current in nature and are included in the consolidated statement of earnings, unless subject to hedge accounting.

In order to avoid the impact of foreign currency rate fluctuations, the Company reviewed its arrangements and related documentation during fiscal 2005 so as to ensure that all significant monetary items were properly hedged against foreign exchange risk.

RELATED PARTY TRANSACTIONS

Our operations include transactions with an enterprise controlled by an executive with significant influence on the Company. As at May 27, 2006 and May 28, 2005, Mr François J. Coutu, President of Canadian Operations and Vice-Chairman of the Company, owned a PJC franchise.

The transactions between the Company and this enterprise are executed in the normal course of business and measured at the exchange amount. Details are included in Note 22 of the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Estimates

This MD&A is based on the Company’s Consolidated Financial Statements, which have been prepared in accordance with Canadian GAAP. The preparation of these Consolidated Financial Statements and related notes requires the Company’s management to make estimates and assumptions that affect the reported amounts. These estimates are based on historical experience and various other assumptions that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Inventory

Our inventory consists primarily of products acquired for resale, including prescription drugs and over-the-counter medications, as well as household, cosmetics and photography products. Inventory is valued at the lower of cost and net realizable value, the cost being determined using either the first in, first out method, the average unit cost or retail selling price less a normal gross profit method. Determining gross profit margins requires that management make judgments and estimates that could affect inventory valuation at the end of the fiscal year and related annual operating results.

Intangible assets

Intangible assets with a finite life are accounted for at cost and amortized on a straight-line basis. They are made up of customer prescription files, non-compete agreements and favorable leases. Prescription files are amortized over a period of five to ten years, non-compete agreements over the terms of the agreements, and favorable leases are amortized over the term of the leases. The use of different assumptions with regard to the duration of useful life could give rise to different book values for intangible assets.

Goodwill and trade name

Goodwill represents the excess of the acquisition cost of companies over the fair value of the identifiable net assets acquired, not subject to amortization. Trade name is an intangible asset with an indefinite life, not subject to amortization. Goodwill and trade name are tested for impairment annually or more frequently when changes in circumstances indicate a potential impairment. An impairment test may be necessary if a return is clearly insufficient in relation to historical or projected operating results, material changes in the use of acquired assets or in the Company’s broad strategy, and significant negative economic or segmented trends. For the purposes of its analysis on impairment, the Company uses estimates and assumptions to establish the fair value of its reporting units. If these assumptions are incorrect, the carrying values of goodwill and trade name may have been overstated.

Other long-term assets

Other long-term assets are principally deferred costs related to financing fees and incentives paid to franchisees. Financing fees are amortized over the term of the long-term loan and incentives paid to franchisees are amortized over a 10-year period. The use of various assumptions with regard to useful life or term could give rise to different book values for these items that are included in long-term assets.

Impairment of long-lived assets

The Company determines the book value of long-lived assets on an ongoing basis. To determine the possibility of impairment, the Company examines the estimated undiscounted cash flows expected to be generated by these assets, as well as other indicators. Any permanent impairment in the carrying value of the assets is charged against earnings in the period the impairment is determined.

Defined benefit pension plans

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement age of employees. The use of different assumptions could result in different book values.

CHANGES IN ACCOUNTING POLICIES AND RECENT PRONOUNCEMENTS

There were no changes in accounting policies that had a material impact on the Company’s Consolidated Financial Statements in fiscal 2006. Readers are referred to Note 2 of the Consolidated Financial Statements for a full description of changes in accounting policies and recent pronouncements.

RISKS AND UNCERTAINTIES

The Company is well positioned to capitalize on the growth in the North American retailing drugstore industry, based on its strong brands, a focus on excellence in customer service in pharmacy and front-end innovations with an emphasis on health and beauty. Demographic trends in Canada and the United States are expected to contribute to growth in the consumption of prescription drugs, and to the increased use of pharmaceuticals as the primary intervention in individual healthcare. Management believes that these trends will continue and that the Company will achieve sales growth through quality of offering and service levels in its drugstore network.

Eckerd acquisition

The Eckerd integration is the Company’s largest to date. The Company could run into difficulties in realizing synergies and improving outlet performance in accordance with plan.

The market for prescription drugs

The Company is reliant on prescription drug sales for a significant and growing portion of its revenues and earnings. Prescription drug sales are subject to numerous federal, state, provincial and local laws and regulations governing many aspects of the sale and dispensing of prescription drugs, as well as the approval of new drugs. The Company’s revenues are affected by the frequency and rate of introduction of successful prescription drugs. In addition, the conversion of prescription drugs to over-the-counter medication often creates a source of confusion for the customer that could result in a decrease in retail sales.

The continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit management companies, governmental entities and organizations, and other third party payers to reduce prescription drug costs and pharmacy reimbursement rates could have an effect on revenue growth.

Pharmacy sales and gross margins will be affected by the 2006 introduction of Medicare Part D Drug Benefit coverage in the United States, as well as by the continued efforts by various government entities to reduce state Medicaid pharmacy reimbursement rates.

Mail order pharmacy

In the United States, the growth of mail order pharmacies and changes to pharmacy benefit plans requiring maintenance medications to be filled through a mandatory mail channel could hamper the Company’s revenue growth.

Competition

The Company faces competition from all sides: local, regional, national and international companies, other drugstore chains and banners, independent pharmacies, supermarkets, discount retailers and Internet companies. This increased competition could lead to greater pricing pressure, a situation that would force us to increase sales volume and sell products and services at a lower price in order to remain competitive.

Pharmacists and personnel

The Company is known for its diversified approach which enables it to attract, hire and retain suitable pharmacists and management personnel. Over the past few years, the Company has successfully implemented pharmacist and management recruitment and retention programs.

Pharmaceutical products supply chain

Eckerd and Brooks drugstores obtain a majority of their pharmaceutical products from a single supplier, McKesson Corporation, with whom the Company has a long-term supply contract that is scheduled to expire in fiscal 2010. Any significant disruption in the Company’s relationship with McKesson and related issues could have a material adverse effect on the Company. Failure to renew this contract with McKesson or another supplier under similar terms and conditions, or to move to a self-distribution model, could significantly disrupt operations and adversely affect the sales and profitability of US operations.

Marketing programs

The Company’s ability to effectively establish effective marketing programs, including pricing strategies and price reduction programs implemented in response to competitive pressures and/or to stimulate demand, could affect sales.

Variable rate debt

Our credit facilities are subject to variable interest rates, thus exposing us to interest rate risk. Should interest rates rise, our variable rate debt service obligations would increase even if the amount borrowed remained the same.

Currency fluctuation

Our revenues are earned in US and Canadian dollars, whereas our credit facilities are denominated in US dollars only. Fluctuations in US and Canadian exchange rates could therefore expose the Company to currency risks.

Seasonal nature of the business

The weather has an effect on the general population’s health and, by extension, on the Company’s retail sales and those of our franchised outlets. For example, in winter, the Company sells more cold and flu medicine, while in summer, allergy and sun protection products are in greater demand. Corporate and franchised outlet sales are affected by holidays such as Christmas, Easter, Thanksgiving, Valentine’s Day, Mother’s Day and Father’s Day. The peak sales period is generally the Company’s third quarter of its fiscal year, which includes Christmas.

Economic conditions

Changes in economic conditions could adversely affect consumer buying patterns and reduce our revenues and profitability. The Company is affected by overall economic growth and unemployment.

DISCLOSURE CONTROLS AND PROCEDURES

As at May 27, 2006, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer, and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined under applicable law. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

COMPANY FILING UNDER THE SARBANES-OXLEY ACT

As required by the Sarbanes-Oxley Act enacted by the US Congress in July 2002 and the rules promulgated by the US Securities and Exchange Commission (SEC) thereunder, we have filed with the SEC certificates relating to, among others, the accuracy of the financial information contained in our 2006 MD&A and annual Consolidated Financial Statements and notes thereto, and the adequacy of our procedures and controls relating to disclosure and financial reporting.

As disclosed thereunder, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to have materially affected, the Company’s internal control over financial reporting, for the 52-week year ended May 27, 2006.

The Company is reviewing its existing internal control over financial reporting in preparation for the reporting and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 becoming effective. In connection with such review, modifications will, as appropriate, be made to the Company’s disclosure controls and procedures or internal control over financial reporting in the future.

August 3, 2006